Exhibit 99.4

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Balance Sheets

June 30, 2009 and December 31, 2008 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

		December 31,
	June 30, 2009	2008

ASSETS

CURRENT
Cash and cash equivalents	$11,130	$11,938
Accounts receivable	112,022	107,767
Other receivables	477	228
Prepaid expenses	18,287	19,597
Restricted cash (Note 8)	—	82
	141,916	139,612
OTHER RECEIVABLES	1,270	394

FUNDED LANDFILL POST-CLOSURE COSTS (Note 13)	6,943	6,115

INTANGIBLES (Note 9)	110,499	119,898

GOODWILL (Note 10)	621,942	617,832

LANDFILL DEVELOPMENT ASSETS	6,500	8,589

DEFERRED FINANCING COSTS (Note 11)	8,988	9,936

CAPITAL ASSETS	416,571	408,681

LANDFILL ASSETS	650,023	621,862
	$1,964,652	$1,932,919

LIABILITIES

CURRENT
Accounts payable	$53,997	$54,134
Accrued charges (Note 12)	56,264	55,509
Dividends payable	20,092	2,337
Income taxes payable	5,257	1,387
Deferred revenues	11,894	10,800
Current portion of long-term debt	—	38,380
Landfill closure and post-closure costs (Note 13)	8,380	7,210
	155,884	169,757
LONG-TERM DEBT	654,586	835,210

LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 13)	63,507	50,857

OTHER LIABILITIES	12,316	15,045

DEFERRED INCOME TAXES	68,256	64,348
	954,549	1,135,217

COMMITMENTS AND CONTINGENCIES (Note 19)

EQUITY (Note 14)

NON-CONTROLLING INTEREST	230,146	230,452

SHAREHOLDERS’ EQUITY	779,957	567,250
	1,010,103	797,702
	$1,964,652	$1,932,919

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Statements of Operations and Comprehensive Income

For the periods ended June 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share or trust unit amounts)

	Three months ended		Six months ended
	2009	2008	2009	2008
REVENUES	$253,700	$277,613	$477,593	$520,962
EXPENSES
OPERATING	148,597	168,745	279,774	315,292
SELLING, GENERAL AND ADMINISTRATION	32,600	31,881	62,677	60,408
AMORTIZATION	41,154	45,658	78,756	88,369
OPERATING INCOME	31,349	31,329	56,386	56,893
INTEREST ON LONG-TERM DEBT	8,766	13,015	18,395	26,744
NET LOSS (GAIN) ON SALE OF CAPITAL AND LANDFILL ASSETS	19	(126)	(115)	(86)
NET FOREIGN EXCHANGE LOSS (GAIN)	93	1	177	(620)
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(1,701)	(5,485)	(1,171)	3,525
CONVERSION COSTS	115	—	115	—
OTHER EXPENSES	35	26	65	57
INCOME BEFORE INCOME TAXES	24,022	23,898	38,920	27,273
INCOME TAX EXPENSE (RECOVERY) (Note 16)
Current	4,239	3,015	6,743	4,836
Deferred	4,678	3,439	7,433	(6,329)
	8,917	6,454	14,176	(1,493)
NET INCOME	15,105	17,444	24,744	28,766

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	11,792	(11,690)	8,172	40,844
Commodity swaps designated as cash flow hedges, net of tax	1,467	—	353	—
COMPREHENSIVE INCOME	$28,364	$5,754	$33,269	$69,610
NET INCOME - CONTROLLING INTEREST	$13,267	$14,616	$21,538	$24,103
NET INCOME - NON-CONTROLLING INTEREST	$1,838	$2,828	$3,206	$4,663
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$24,749	$5,754	$28,958	$69,610
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$3,615	$—	$4,311	$—

Net income per weighted average share or trust unit, basic	$0.19	$0.25	$0.33	$0.42
Net income per weighted average share or trust unit, diluted	$0.18	$0.25	$0.32	$0.42
Weighted average number of shares or trust units outstanding (thousands), basic	70,809	57,569	65,414	57,569
Weighted average number of shares or trust units outstanding (thousands), diluted	81,946	68,706	76,551	68,706

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Statements of Cash Flows

For the periods ended June 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Three months ended		Six months ended
	2009	2008	2009	2008

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$15,105	$17,444	$24,744	$28,766
Items not affecting cash
Restricted share expense	359	—	691	—
Write-off of landfill development assets	77	188	77	913
Accretion of landfill closure and post-closure costs	775	777	1,517	1,555
Amortization of intangibles	7,275	8,111	14,509	16,113
Amortization of capital assets	18,693	19,079	37,004	38,297
Amortization of landfill assets	15,186	18,468	27,243	33,959
Interest on long-term debt (deferred financing costs)	795	1,030	1,545	1,973
Net loss (gain) on sale of capital and landfill assets	19	(126)	(115)	(86)
Net (gain) loss on financial instruments	(1,701)	(5,485)	(1,171)	3,525
Deferred income taxes	4,678	3,439	7,433	(6,329)
Landfill closure and post-closure expenditures	(1,129)	(379)	(2,355)	(623)
Changes in non-cash working capital items	6,324	(6,543)	4,930	(18,769)
Cash generated from operating activities	66,456	56,003	116,052	99,294
INVESTING
Acquisitions (Note 7)	(20,406)	(35,513)	(20,640)	(54,488)
Restricted cash withdrawals	—	176	82	790
Investment in other receivables	(41)	—	(1,278)	—
Proceeds from other receivables	113	230	225	299
Funded landfill post-closure costs	(302)	(198)	(381)	(586)
Purchase of capital assets	(25,181)	(23,846)	(37,840)	(37,328)
Purchase of landfill assets	(14,036)	(13,801)	(21,874)	(22,174)
Proceeds from the sale of capital and landfill assets	188	458	3,603	541
Investment in landfill development assets	(192)	(678)	(439)	(1,732)
Cash utilized in investing activities	(59,857)	(73,172)	(78,542)	(114,678)
FINANCING
Payment of deferred financing costs	(190)	(924)	(498)	(924)
Proceeds from long-term debt	90,365	79,240	116,774	144,191
Repayment of long-term debt	(218,423)	(33,432)	(346,384)	(63,924)
Common shares issued, net of issue costs	138,726	(3)	209,684	(3)
Purchase of restricted shares	(172)	—	(172)	—
Dividends and distributions paid to share or unitholders and dividends paid to participating preferred shareholders	(16,714)	(30,921)	(18,640)	(62,020)
Cash (utilized in) generated from financing activities	(6,408)	13,960	(39,236)	17,320
Effect of foreign currency translation on cash and cash equivalents	1,419	257	918	(682)
NET CASH INFLOW (OUTFLOW)	1,610	(2,952)	(808)	1,254

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	9,520	16,107	11,938	11,901
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,130	$13,155	$11,130	$13,155

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$10,046	$13,138	$10,046	$13,138
Cash equivalents	1,084	17	1,084	17
	$11,130	$13,155	$11,130	$13,155
Cash paid during the period for:
Income taxes	$2,927	$8,065	$2,562	$9,424
Interest	$10,102	$11,308	$19,613	$22,494

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Statements of Equity and Mezzanine Equity

For the three months ended June 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Contributed surplus	Deficit	Accumulated other comprehensive (loss) income	Non- controlling interest	Equity
Balance at March 31, 2009	$940,582	$(3,756)	$—	$965	$(212,219)	$(94,966)	$228,912	$859,518
Net income					13,267		1,838	15,105
Dividends					(17,495)		(2,381)	(19,876)
Common shares issued net of issue costs and related tax effect (Note 14)	141,910							141,910
Restricted shares purchased		(172)						(172)
Restricted share expense				359				359
Foreign currency translation adjustment						10,219	1,573	11,792
Commodity swaps designated as cash flow hedges, net of tax						1,263	204	1,467
Balance at June 30, 2009	$1,082,492	$(3,928)	$—	$1,324	$(216,447)	$(83,484)	$230,146	$1,010,103

							Accumulated
							other
					Mezzanine		comprehensive
					equity	Deficit	loss	Equity
Balance at March 31, 2008					$1,317,494	$(368,310)	$(79,478)	$(447,788)
Net income						17,444		17,444
Dividends						(30,921)		(30,921)
Trust units issued net of issue costs and related tax effect						(3)		(3)
Fair value adjustments to trust units, participating preferred shares (“PPSs”) and treasury units					104,153	(104,153)		(104,153)
Foreign currency translation adjustment					13,868	—	(11,690)	(11,690)
Balance at June 30, 2008					$1,435,515	$(485,943)	$(91,168)	$(577,111)

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Statements of Equity and Mezzanine Equity

For the six months ended June 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Contributed surplus	Deficit	Accumulated other comprehensive (loss) income	Non- controlling interest	Equity
Balance at December 31, 2008	$868,248	$(3,756)	$—	$633	$(206,971)	$(90,904)	$230,452	$797,702
Net income					21,538		3,206	24,744
Dividends					(31,014)		(4,617)	(35,631)
Common shares issued net of issue costs and related tax effect (Note 14)	214,244							214,244
Restricted shares purchased		(172)						(172)
Restricted share expense				691				691
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(1,779)					(1,779)
Deferred compensation obligation			1,779					1,779
Foreign currency translation adjustment						7,113	1,059	8,172
Commodity swaps designated as cash flow hedges, net of tax						307	46	353
Balance at June 30, 2009	$1,082,492	$(3,928)	$—	$1,324	$(216,447)	$(83,484)	$230,146	$1,010,103

							Accumulated
							other
							comprehensive
					Mezzanine		(loss)
					equity	Deficit	income	Equity
Balance at December 31, 2007					$1,580,137	$(547,998)	$(132,012)	$(680,010)
Net income						28,766		28,766
Dividends						(62,020)		(62,020)
Trust units issued net of issue costs and related tax effect						(3)		(3)
Trust units acquired by U.S. LTIP						(1,996)		(1,996)
Fair value adjustments to trust units, PPSs and treasury units					(97,308)	97,308		97,308
Foreign currency translation adjustment					(47,314)		40,844	40,844
Balance at June 30, 2008					$1,435,515	$(485,943)	$(91,168)	$(577,111)

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

1.              Organization

IESI-BFC Ltd., formerly BFI Canada Ltd., (the “Corporation”) was incorporated on May 5, 2008 under the provisions of the Business Corporations Act (Ontario). On July 25, 2008, the Corporation sold and transferred its sole outstanding common share to BFI Canada Income Fund (the “Fund”) and issued an additional 99 common shares for cash consideration of one Canadian dollar for each common share issued. On August 18th, 2008 the Fund’s Board of Trustees approved a transaction providing for the reorganization of the Fund’s structure from an income trust to a corporation through a plan of arrangement (Note 6). The plan of arrangement was approved by the Fund’s unitholders at a special meeting held on September 25, 2008 and was approved by the Ontario Superior Court of Justice, effective October 1, 2008. The common shares of the Corporation commenced trading on the Toronto Stock Exchange on October 2, 2008 and the Fund’s trust units were concurrently delisted. On June 5, 2009, the Corporation commenced trading on the New York Stock Exchange (“NYSE”) and closed its U.S. public offering on June 10, 2009. Effective June 30, 2009 the Fund was wound up in accordance with the provisions of the Income Tax Act (Canada).

The Corporation, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast United States (“U.S.”).

2.              Change in Reporting Currency and Generally Accepted Accounting Principles

In connection with the Corporation’s listing on the New York Stock Exchange (“NYSE”) and its U.S. public offering, the Corporation has elected, effective January 1, 2009, to report its financial results in U.S. dollars. Accordingly, all comparative financial information contained in these unaudited interim consolidated financial statements has been recast from Canadian to U.S. dollars, unless otherwise stated.

Electing to report the Corporation’s consolidated financial position and results of operations in U.S. dollars improves comparability of its financial information with its peers and reduces fluctuations in the Corporation’s reported amounts as a significant portion of the its assets, liabilities and operations are conducted in the U.S., in U.S. dollars.

Effective January 1, 2009, the Corporation has also elected to report its financial results in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to improve comparability of its financial information with its peers, who are predominantly U.S. publicly listed companies. As a result, we have updated certain accounting policies disclosed in Note 4 to reflect our change to U.S. GAAP. These accounting policies had been previously adopted in our supplemental note reconciliation of Canadian to U.S. GAAP which were included in the annual audited financial statements for the year ended December 31, 2008. Although the Corporation has elected to report its results in accordance with U.S. GAAP and in U.S. dollars, the Corporation remains a legally domiciled Canadian entity and its functional currency is Canadian dollars.

The Corporation’s financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. The Corporation’s assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Corporation’s results of operations and cash flows are translated to U.S dollars applying the foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

3.              Interim Financial Statements

The unaudited interim consolidated financial statements (“financial statements”) do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008, including the re-filed December 31, 2008 consolidated financial statements which include the retrospective adoption of new accounting policies and a supplemental reconciliation of Canadian to U.S. GAAP (“the most recent audited annual financial statements”). These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited annual financial statements, except as indicated in Note 5.

4.              Summary of Significant Accounting Policies

Basis of presentation

Effective October 1, 2008, the Fund entered into a plan of arrangement (Note 6) which resulted in its structure being converted from a trust to a corporation. Pursuant to the plan of arrangement, unitholders of the Fund received one common share of the Corporation for each trust unit held. The exchange did not constitute a change of control. Accordingly, the financial statements of the Corporation have been prepared applying continuity of interests accounting. Continuity of interest accounting reflects the operating substance of the transaction, despite the change in legal structure, and results in comparative financial information of the Fund being presented as comparative financial information of the Corporation. For the purpose of these financial statements, the term “Company” shall denote the results of operations for the Corporation and the Fund, and their respective subsidiaries, for all periods presented herein.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions include the following: estimates of the Company’s allowance for doubtful accounts receivable; realization of deferred income tax assets; future earnings, income tax and other estimates used in the annual test for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; accrued accident claims reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share or trust unit based compensation, including a variety of option pricing model estimates; the fair value of financial instruments; and deferred income tax assets and liabilities.

In June 2009, the Company received a certificate of authorization, permitting the Lachenaie landfill to receive 7.5 million cubic metres of waste over a period of 5 years at a rate of approximately 1.5 million cubic metres or 1.3 million tonnes of waste annually. The certificate of authorization permits the Lachenaie landfill to continue operating for a total of 10 years. However, the provincial Ministry, at their discretion, may limit the maximum allowable permitted waste received in the last 5 years of the certificate’s term.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

The Company makes various estimates in the determination of estimated permitted airspace capacity. These estimates, if not realized, could result in material adjustments to landfill assets, goodwill, and landfill closure and post-closure costs.

Landfill development assets

Landfill development assets represent costs incurred to develop landfills, including costs to obtain landfill permits or expansion permits. Landfill development assets are capitalized to landfill assets once the asset is available for use and these costs are amortized on a per unit basis as landfill airspace is consumed. Management periodically reviews the carrying values of landfill development assets for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which the impairment occurs.

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting and allocates the purchase price to the fair value of identifiable assets acquired and liabilities assumed and, if any, the fair value of non-controlling interest or the non-controlling interest’s proportionate share of the net identifiable assets. Goodwill is recognized as the excess of the fair value of consideration, including any amount of non-controlling interest in the acquired company, over the acquisition date fair values of the net identifiable assets acquired, subject to certain exceptions. If aggregate consideration is less than the net identifiable assets acquired, a gain is recognized to net income on the date of acquisition.

The allocation of the purchase price may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis. Subsequent adjustments to estimated or preliminary amounts within the measurement period are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

Certain of the Company’s purchase and sale agreements contain contingent consideration provisions. For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition. Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date acquisition are known or are determined to not be obtainable, and one year from the date of acquisition. Changes in events that occurred subsequent to the date of acquisition are not permissible measurement period adjustments. Changes in the fair value of contingent consideration classified as equity are not re-measured, but their subsequent settlement is recorded to shareholders equity. A change in the fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

For acquisitions completed prior to January 1, 2009, contingent consideration which could be reasonably estimated at the date of acquisition and the outcome of which could be determined beyond a reasonable doubt, is recognized at fair value and is included in the purchase price allocation. Consideration which is contingent on maintaining or achieving specified revenue or earning levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

The acquisition date is the date on which the Company obtains control and is generally the date on which the Company obtains legal title to the net assets acquired. To be recognized at the date of acquisition, assets and liabilities must meet their fundamental definitions. Contingencies existing before or on the date of acquisition are recognized at their fair values if they can be reliably measured. Differences in the tax versus accounting basis of acquired net assets are recognized to income in the period of acquisition. The Company recognizes acquisition and related costs in the period incurred. Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt, while equity issue costs are recorded against share capital on the Company’s consolidated balance sheet.

Restricted cash

Restricted cash is an investment that limits the holders’ ability to utilize such amounts and is not available for general operating purposes. Accordingly, restricted cash amounts are classified as restricted cash on the Company’s consolidated balance sheet. Deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the consolidated statement of cash flows.

Deferred financing costs

Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities which are deferred and amortized over the term of the underlying debt instrument. Amortization of deferred financing costs is recorded to interest expense in the Company’s statement of operations and comprehensive income.

Share or trust unit based compensation

Share or trust unit based options

Stock or trust unit appreciation rights are measured at fair value at the date of grant and re-measured at fair value at each balance sheet date through to the date of settlement. The resulting compensation expense is recorded to selling, general and administration expense.

Shares or trust units held by a rabbi trust

Prior to the conversion of the Fund’s trust structure to a corporation (Note 6), trust units of the Fund acquired for the benefit of the Company’s U.S. long-term incentive plan participants and held in a rabbi trust were classified to Mezzanine Equity. The deferred compensation obligation related to these trust units was recorded to accrued charges due to the redemption feature of the trust units. Increases or decreases to the deferred compensation obligation, resulting from fair value changes in the obligation, were recorded to selling, general and administrative expense.

Capital and landfill assets

The historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use, including interest. Accordingly, interest costs attributable to the construction and development of certain Company-owned landfills and certain capital assets are capitalized to the respective asset. Capitalized amounts are amortized over the asset’s intended useful life.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

5.              Changes in Accounting Policies

Business Combinations

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard No. 141(R), “Business Combinations” (“SFAS 141(R)”). The standard establishes principles and requirements for an acquirer to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, how goodwill or a gain from a bargain purchase is recognized and measured in a business combination, and outlines disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. SFAS 141(R) outlines that the acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. SFAS 141(R) requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings through final settlement. This statement eliminates adjustments to goodwill for changes in deferred income tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). SFAS 141(R) is effective prospectively for acquisitions that occur on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.

In April 2009, FASB issued Staff Position (“FSP”) 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise From Contingencies”, (“FSP 141(R)-1”). FSP 141(R)-1 amends and clarifies SFAS 141(R) to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

FSP 141(R)-1 requires that an acquirer shall recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of the contingency cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date if information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated. If these criteria are not met at the acquisition date using information that is available during the measurement period, the acquirer shall not recognize an asset or liability as of the acquisition date. In periods after the acquisition date, the acquirer shall account for an asset or a liability arising from a contingency that does not meet the recognition criteria at the acquisition date in accordance with other applicable GAAP, including FASB Statement No. 5, as appropriate. FSP 141(R)-1 is effective prospectively for acquisitions that occur on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Non-controlling Interests in Consolidated Financial Statements

In December 2007, FASB issued Financial Accounting Standard No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 requires ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from parent’s equity. The standard also requires consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. While the parent’s control is retained, the standard requires changes in the parent’s ownership interest to be accounted for similarly as an equity transaction. Upon deconsolidation of a subsidiary, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value and the gain or loss on the deconsolidation is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment. For the Company, SFAS 160 is effective January 1, 2009 and is applied prospectively, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. The Company has retrospectively reflected the presentation and disclosure requirements of SFAS 160 in its financial statements and in its re-filed year ended 2008 and 2007 results which include a Canadian to U.S. GAAP reconciliation.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, FASB issued Financial Accounting Standard No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is intended to enhance the current disclosure framework and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The additional disclosure conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Also, disclosing the fair values of derivative instruments and their gains and losses in a tabular format and credit-risk-related contingent features and their impact on an entity’s liquidity is required. For the Company, SFAS 161 is effective January 1, 2009. The adoption of SFAS 161 did not have a significant impact on the Company’s financial statements.

Useful Life of Intangible Assets

In April 2008, FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For the Company, FSP No. 142-3 is effective January 1, 2009. The adoption of FSP No. 142-3 did not have a significant impact on the Company’s financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, Statement of Financial Accounting Standard No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”) was issued, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. FASB does not expect this standard to change current practice. SFAS 162 became effective 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The adoption of SFAS 162 did not have a material impact on the Company’s financial statements.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Subsequent Events

In May 2009, FASB issued Financial Accounting Standard No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 provides general standard for accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the period through which subsequent events were evaluated, the date when the financial statements were issued or were available for issue, and establishes disclosure standards that a reporting entity should make about events or transactions that occurred after the balance sheet date. For the Company, SFAS 165 is effective June 30, 2009. The adoption of SFAS 165 did not have a significant impact on the Company’s financial statements.

Determining Fair Value

In April 2009, FASB issued FSP 157-4, “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Indentifying Transactions are not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for an asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains unchanged. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. For the Company, FSP 157-4 is effective June 30, 2009. The adoption of FSP 157-4 did not have a significant impact on the Company’s financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, FASB issued FSP 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments, (“FSP 115-2 and 124-2”). FSP 115-2 and 124-2 addresses other-than-temporary impairment analysis under existing U.S. GAAP to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis.

FSP 115-2 and 124-2 amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. In addition, this guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. For the Company, FSP 115-2 and 124-2 is effective June 30, 2009. The adoption of FSP 115-2 and 124-2 did not have any impact on the Company’s financial statements.

6.              Conversion

Pursuant to the plan of arrangement, the conversion of the Fund from a trust to a corporation resulted in unitholders of the Fund receiving one common share of the Company for each trust unit held on the effective date of conversion, October 1, 2008. The Class A unit held by IESI Corporation (“IESI”) was redeemed by the Fund for ten Canadian dollars and the Company issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars. The participating preferred shares (“PPSs”) issued by IESI remain outstanding and exchangeable into common shares of the Company on a one for one basis, instead of trust units of the Fund. The financial statements of the Company have been prepared applying continuity of interests accounting. With the exception of the December 31, 2008 consolidated balance sheet, the comparative figures presented herein are those of the Fund.

Share based compensation arrangements outstanding to the date of conversion, remained in effect post conversion. Share based options to acquire trust units of the Fund were amended to share based options to acquire shares of the Corporation. Similarly, restricted trust unit compensation awards which entitled certain management to trust units of the Fund were changed to entitlements of the Corporation’s shares.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

7.              Acquisitions

For the six months ended June 30, 2009, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of two waste management companies in Canada and two in the U.S., each of which constitutes a business. For the six months ended June 30, 2008, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of four waste management companies, one in Canada and three in the U.S., each of which constitutes a business. The Company considers these acquisitions “tuck-ins”. Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations. Goodwill arising from tuck-in acquisitions is largely attributable to synergies expected by the Company as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies. Pro forma revenues and net income for the combined companies has not been disclosed as the acquired companies are immaterial individually and in the aggregate. The allocation of certain purchase prices are absent final fair value adjustments and adjustments for the payment of contingent consideration for achieving various business performance targets. Final fair value and contingent consideration adjustments that increase or decrease the fair value of certain assets or liabilities will be recorded against the respective purchase price allocation. The results of these acquisitions have been included in the financial statements from their respective closing dates.

The aggregate fair value of consideration paid and its allocation to the fair value of net assets acquired is as follows:

	June 30
	2009	2008
Consideration
Cash, including holdbacks	$20,096	$37,947
Net assets acquired
Accounts receivable	405	5,298
Intangibles	4,120	9,805
Goodwill	852	10,154
Capital assets	4,071	13,451
Landfill assets	16,027	—
Accounts payable	(608)	(761)
Landfill closure and post-closure costs	(4,771)	—
Total net assets acquired	$20,096	$37,947

Consideration by segment
Canada	$1,698	$14,844
U.S. south	$18,398	$249
U.S. northeast	$—	$22,854

For the six months ended June 30, 2009, aggregate cash consideration amounting to $20,096 (2008 - $36,125) excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

For the six months ended June 30, 2009, contingent consideration payments in respect of acquisitions completed prior to January 1, 2009 totaled $544 (2008 - $18,363).

Goodwill amounting to $852 (2008 - $10,154) is expected to be deductible for tax purposes. For the six months ended June 30, 2009, goodwill was recorded entirely in the Company’s Canadian segment. For the six months ended June 30, 2008, goodwill was recorded to the Company’s segments as follows: Canada $2,311, U.S. south $45, U.S. northeast $7,798.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

8.              Restricted Cash

Restricted cash represents cash received from variable rate demand solid waste disposal revenue bond (“IRB”) drawings in advance of incurring the expenditure for which the IRBs are made available. At June 30, 2009, $nil (December 31, 2008 - $82) of cash is restricted to fund a portion of landfill construction activities, and equipment and container expenditures, in the Company’s Texas operations.

9.              Intangibles

	June 30, 2009
		Accumulated
	Cost	Amortization	Net Book Value	Additions
Customer collection contracts	$102,828	$89,349	$13,479	$70
Customer lists	108,573	29,501	79,072	3,613
Non-competition agreements	13,278	5,418	7,860	437
Transfer station permits	11,109	2,052	9,057	—
Trade-names	4,089	3,058	1,031	—
	$239,877	$129,378	$110,499	$4,120

The estimated remaining amortization expense for the Company’s intangibles in each of the five succeeding years and thereafter is as follows:

2009	$13,764
2010	20,765
2011	17,594
2012	16,061
2013	13,997
Thereafter	28,318
$110,499

10.       Goodwill

The following table outlines the changes in goodwill from the beginning of the year to June 30.

	June 30
	2009	2008
Goodwill, beginning of year	$617,832	$623,959
Goodwill recognized on acquisitions completed, during the period	852	10,154
Goodwill recognized in respect of prior period acquisitions, during the period	544	(482)
Foreign currency exchange adjustment, during the period	2,714	(1,799)
Goodwill, end of period	$621,942	$631,832

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

11.       Deferred Financing Costs

Deferred financing costs represent fees and costs incurred in connection with securing long-term debt. The Company amortizes these costs on a straight-line basis over the term of the related debt, which approximates the effective interest method.

		Accumulated
June 30, 2009	Cost	Amortization	Net Book Value
Deferred financing costs	$16,518	$7,530	$8,988

		Accumulated
December 31, 2008	Cost	Amortization	Net Book Value
Deferred financing costs	$16,711	$6,775	$9,936

Amortization related to deferred financing costs for the three and six month periods ended June 30, 2009 amounted to $795 (2008 - $1,030) and $1,545 (2008 - $1,973), respectively.

The estimated remaining amortization expense for the Company’s deferred financing costs in each of the five succeeding years and thereafter is as follows:

2009	$1,356
2010	2,672
2011	2,325
2012	378
2013	198
Thereafter	2,059
$8,988

12.       Accrued Charges

Accrued charges are comprised of the following:

	June 30,	December 31,
	2009	2008
Accrued acquisition and related costs	$1,996	$1,767
Accrued payroll and related costs	13,718	16,013
Accrued insurance	13,979	13,445
Accrued environmental surcharges	3,105	2,600
Accrued provincial and state sales taxes	3,375	2,752
Accrued interest	4,422	6,190
Accrued franchise and royalty fees	4,815	4,250
Accrued share based compensation	781	167
Accrued property taxes	1,290	175
Other	8,783	8,150
Accrued charges	$56,264	$55,509

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

13.  Landfill Closure and Post-Closure Costs

The following tables outline the following: key assumptions used to determine the fair value of landfill closure and post-closure costs; the expected timing of landfill closure and post-closure expenditures; and reconcile beginning and ending landfill closure and post-closure costs.

June 30,
2009
Fair value of legally restricted assets	$6,943
Undiscounted closure and post-closure costs	$402,043
Credit adjusted risk free rates - Canadian segment landfills	5.5% - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	5.7% - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2009	$8,380
2010	10,077
2011	4,487
2012	9,923
2013	9,437
Thereafter	359,739
$402,043

	Three months	Three months
	ended	ended
	June 30, 2009	June 30, 2008
Landfill closure and post-closure costs, beginning of period	$64,423	$61,373
Provision for landfill closure and post-closure costs, during the period	1,759	2,061
Accretion expense, during the period	775	777
Landfill closure and post-closure expenditures, during the period	(1,129)	(379)
Landfill closure and post-closure costs acquired, during the period	4,771	—
Revisions to estimated cash flows, during the period	411	—
Foreign currency translation adjustment, during the period	877	104
Landfill closure and post-closure costs, end of period	$71,887	$63,936

	Six months	Six months
	ended	ended
	June 30, 2009	June 30, 2008
Landfill closure and post-closure costs, beginning of year	$58,067	$59,552
Provision for landfill closure and post-closure costs, during the period	10,233	3,826
Accretion expense, during the period	1,517	1,555
Landfill closure and post-closure expenditures, during the period	(2,355)	(623)
Disposal of landfill closure and post-closure costs, during the period	(1,386)	—
Landfill closure and post-closure costs acquired, during the period	4,771	—
Revisions to estimated cash flows, during the period	411	—
Foreign currency translation adjustment, during the period	629	(374)
Landfill closure and post-closure costs, end of period	$71,887	$63,936

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

14.  Equity

Common Shares

On March 6, 2009, the Company closed its public offering of 8,500 common shares for $9.50 Canadian per share representing total gross Canadian dollar (“C$”) proceeds of C$80,750. The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. long-term debt facility. On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and the Company applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. long-term debt facility. Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376.

On June 10, 2009, the Company closed its U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, representing total gross proceeds of $149,500. The Company applied the net proceeds from the U.S. public offering, approximately $138,750, to the repayment of outstanding borrowings under its U.S. long-term debt facility. Aggregate equity issue costs amounted to $10,750 and the related tax effect thereon totaled $3,171.

Details of common shares for the periods ended June 30 are as follows:

	June 30
	2009	2008
Common shares
Common shares issued and outstanding, beginning of year	57,569	—
Restricted common shares issued and outstanding, beginning of year	(210)	—
Common shares issued, during the period	24,725	—
Restricted common shares issued, during the period	(15)
Common shares issued and outstanding, end of period	82,069	—

Trust units

Details of trust units (Note 6) for the periods ended June 30 are as follows:

	June 30
	2009	2008
Trust units
Trust units issued and outstanding, beginning of year	—	57,568
Trust units issued on exchange of PPSs, during the period	—	1
Trust units issued and outstanding, end of period	—	57,569

Net income per share or trust unit

The following table reconciles net income for the six months ended June 30, 2009 and 2008 and the weighted average number of shares outstanding at June 30, 2009 and trust units outstanding at June 30, 2008 for the purpose of computing basic and diluted net income per share or trust unit.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Net income	$15,105	$17,444	$24,744	$28,766
Net income - attributable to common share or trust unitholders	$13,267	$14,616	$21,538	$24,103
Weighted average number of shares or trust units, basic	70,809	57,569	65,414	57,569
Dilutive effect of PPSs	11,137	11,137	11,137	11,137
Weighted average number of shares or trust units, diluted	81,946	68,706	76,551	68,706
Net income per weighted average share or trust unit, basic	$0.19	$0.25	$0.33	$0.42
Net income per weighted average share or trust unit, diluted	$0.18	$0.25	$0.32	$0.42

Share based options are anti-dilutive to the calculation of net income per share or trust unit and have been excluded from the calculation.

15.  Share Based Compensation

Compensation expense (recovery) in respect of stock options, recorded to selling, general and administrative expense on the consolidated statement of operations and comprehensive income, for the three and six months ended June 30, 2009 amounted to $567 and $584, respectively (2008 — $376 and ($417), respectively). In addition, as of June 30, 2009, unrecognized compensation cost for share or trust unit based compensation totaled $1,171 (December 31, 2008 - $538). At June 30, 2009, $781 (December 31, 2008 - $167) is accrued.

Restricted share or trust unit expense, recorded to selling, general and administrative expense on the consolidated statement of operations and comprehensive income, for the three and six months ended June 30, 2009 amounted to $359 and $691, respectively (2008 - $nil and $nil).

16.  Income Tax Expense (Recovery)

The components of domestic and foreign income or loss before income taxes and domestic and foreign income taxes for the three and six months ended June 30 are as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Income (loss) before income taxes
Canada	$15,160	$15,928	$25,272	$28,356
U.S.	8,862	7,970	13,648	(1,083)
	$24,022	$23,898	$38,920	$27,273
Current income tax expense
Canada	$3,014	$2,040	$4,447	$2,800
U.S.	1,225	975	2,296	2,036
	4,239	3,015	6,743	4,836
Deferred income tax expense (recovery)
Canada	2,239	(1,849)	4,197	(3,339)
U.S.	2,439	5,288	3,236	(2,990)
	4,678	3,439	7,433	(6,329)
	$8,917	$6,454	$14,176	$(1,493)

The Company believes its tax positions are defensible. The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense. Interest and penalties related to uncertain tax positions amounted to $nil at June 30, 2009 and June 30, 2008. The total amount of interest and penalties accrued in respect of uncertain tax positions amounted to $nil at June 30, 2009 and December 31, 2008.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions. Tax years open to audit range from 2000 to 2008 in Canada and from 1997 to 2008 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

17.  Financial Instruments

The following table illustrates the Company’s derivative financial liabilities by category, including their carrying and fair value amounts. All amounts are recorded as other liabilities on the Company’s consolidated balance sheet.

	June 30, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities

Held for trading
Long-term	$11,721	$11,721	$12,964	$12,964

Derivatives designated in a hedging relationship
Long-term	$555	$555	$1,891	$1,891

The following table outlines the hierarchical measurement categories for interest rate and commodity swaps at June 30, 2009:

	June 30, 2009
	Quoted prices in
	active markets	Significant other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Other liabilities - interest rate swaps	$—	$11,721	$—	$11,721
Other liabilities - commodity swaps	$—	$555	$—	$555

Hedge accounting

The Company enters into commodity swaps to reduce its exposure to fluctuations in cash flows due to changes in the price of diesel fuel which it consumes to service its customers. To fulfill the Company’s objective, the Company has entered into cash flow hedges specifically tied to various forecasted diesel fuel purchases.

The following table outlines changes in the fair value of commodity swaps and its impact on other comprehensive income, net of the related tax effect, for the six months ended June 30, 2009 and 2008.

	June 30
	2009	2008
Financial liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive loss	$353	$—

At June 30, 2009, all of the commodity swaps were determined to be highly effective. Accordingly, no amounts have been recognized in the Company’s net income due to ineffectiveness or otherwise. The first commodity swap became effective in July 2009. Accordingly, the Company will measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Additionally, gains or losses will be reclassified to net income as diesel fuel is consumed. The

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

estimated net amount of the existing unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $285. The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

Interest rate and commodity swaps

The Company is subject to credit risk on its interest rate and commodity swaps (collectively the “agreements”). The Company enters, or has entered, into these agreements as a condition of its U.S. long-term credit facility to fix a portion of its variable rate interest charge on advances and borrowings, to mitigate its exposure to fluctuations in cash flows due to changes in the price of diesel fuel, and to mitigate the effect of changes in commodity prices on old corrugated cardboard (“OCC”). All OCC agreements have expired. The Company’s corporate treasury function is charged with arranging and approving all agreements. Suitable counterparties identified by the Company’s treasury function are approved by the Chair of the Audit Committee. The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements. If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated. The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparties most recent credit rating, and where applicable changes to the risks related to each agreement. The Company’s maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets and liabilities on the Company’s consolidated balance sheet. The Company holds no collateral or other credit enhancements as security over these agreements. The Company deems the agreements’ credit quality to be high in light of the counterparties to the agreements and no amounts are either past due or impaired. In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The contractual maturities of the Company’s derivatives are as follows:

	June 30, 2009
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Derivative
Interest rate swaps	$16,413	$7,956	$8,457	$—	$—
Commodity swaps	$8,377	$1,666	$4,726	$1,985	$—

Amounts recorded to net (gain) loss on financial instruments on the Company’s consolidated statement of operations and comprehensive income for the six month period ended June 30, 2009 total ($1,171) (2008 — $3,525), in aggregate. The net loss on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs $72 (2008 — ($33)), interest rate swaps ($1,243) (2008 — $1,945), foreign currency exchange agreements $nil (2008 — $1,690), and OCC hedges $nil (2008 — ($77)).

18.  Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast. The business segments are vertically integrated and principally include collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities and landfills and landfill gas to energy facilities. The geographic location limits the volume and amount of transactions between each segment.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies. U.S. corporate selling, general and administration expenses are allocated to the U.S. south and U.S. northeast segments based on various factors, which may include revenues less operating and selling, general and administrative expenses. The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Revenues
Canada	$87,188	$99,807	$158,171	$185,225
U.S. south	83,899	87,392	163,946	166,882
U.S. northeast	82,613	90,414	155,476	168,855
	$253,700	$277,613	$477,593	$520,962

Revenues less operating and selling, general and administration expenses
Canada	$30,584	$33,888	$54,541	$62,720
U.S. south	20,719	20,631	41,811	38,981
U.S. northeast	21,200	22,468	38,790	43,561
	$72,503	$76,987	$135,142	$145,262
Amortization
Canada	$12,918	$15,441	$24,251	$28,987
U.S. south	12,252	12,638	23,663	24,867
U.S. northeast	15,984	17,579	30,842	34,515
	$41,154	$45,658	$78,756	$88,369

	June 30, 2009
	Canada	U.S. south	U.S. northeast	Total
Goodwill	$53,898	$166,997	$401,047	$621,942
Capital assets	$140,920	$166,947	$108,704	$416,571
Landfill assets	$161,080	$138,989	$349,954	$650,023
Total Assets	$447,178	$536,220	$981,254	$1,964,652

	December 31, 2008
	Canada	U.S. south	U.S. northeast	Total
Goodwill	$50,326	$166,458	$401,048	$617,832
Capital assets	$133,584	$157,023	$118,074	$408,681
Landfill assets	$152,204	$124,944	$344,714	$621,862
Total Assets	$428,391	$509,793	$994,735	$1,932,919

19.  Commitments and Contingencies

The Company has an accrued environmental liability of $14,431 recorded in landfill closure and post-closure costs which relates principally to an inactive landfill (hereinafter referred to as “Tantalo”), that the Company assumed as part of the IESI acquisition. The Tantalo environmental liability consists of remediation and 30 years of post-closure monitoring totaling $17,252. The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007. Tantalo is a twenty-six acre landfill that stopped accepting waste in 1976 and has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which has been found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act. Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater. A remediation program has been developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process. In addition, IESI purchased a “Cleanup Cost Cap Insurance Policy,” with a ten-year policy period, which provides $25,000 of coverage in excess of the remediation portion of the liability.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates. However, management believes that its experience provides a reasonable basis for estimating the liability. As additional information becomes available, estimates are adjusted as applicable. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material. The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

The Company leases buildings and equipment under various operating leases. Future lease payments for the next five years ending December 31 and thereafter are as follows:

2009	$5,855
2010	4,206
2011	3,517
2012	3,242
2013	2,837
Thereafter	12,033
$31,690

The Company is the successor to a license agreement, in Canada, to use the trade name “BFI” and the related logo, subject to certain restrictions. The agreement was amended on February 22, 2002, whereby a one-time payment of C$2,000 was made on April 25, 2002 in full satisfaction of all royalty obligations under the license agreement payable through June 1, 2015 (effectively the initial 15-year term). The Company has two additional 10 year extension options at a cost of C$600 and C$1,500, respectively, per annum.

The Company enters into various commitments in the normal course of business. At June 30, 2009 the Company has issued letters of credit amounting to $141,614 (December 31, 2008 - $149,081) and performance bonds totaling $214,690 (December 31, 2008 - $201,418). Letters of credit are made available from the Company’s lenders to its long-term debt facilities. Accordingly, letters of credit are included in the security offered by the Company to its lenders through its long-term debt facilities.

On the acquisition of IESI, the Company assumed various obligations which require payment of additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes. The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $10,950. Amounts are accrued monthly, and paid from time to time in accordance with underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied. Monthly accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount. The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable. Landfill permits acquired on the acquisition of IESI were recorded at their fair values. Accordingly, all contingent amounts paid, and all future contingent payments, in respect of the receipt of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

The Company is subject to certain lawsuits and other claims arising in the ordinary course of business. The outcome of these matters is subject to future resolution. Management’s evaluation and analysis of such matters indicates that the resolution thereof will not have a material effect on the Company’s financial statements.

20.  Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes and higher landfill asset amortization.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

21.  Subsequent Events

The Company has evaluated all subsequent events through July 29, 2009. The financial statements were issued and were available for issue on July 29, 2009.

22.  Reconciliation of U.S. to Canadian GAAP

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differs in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The effects of significant accounting differences and certain disclosure differences on the Company’s financial statements are quantified and described in the following tables and notes for the periods ended June 30, 2009 and 2008. In addition, the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and cash flows have been presented in Canadian GAAP and Canadian dollars, the Company’s functional currency.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Balance Sheet

June 30, 2009 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and in Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars
ASSETS
CURRENT
Cash and cash equivalents	$11,130	$—		$11,130	$12,939
Accounts receivable	112,022	—		112,022	130,226
Other receivables	477	—		477	555
Prepaid expenses	18,287	—		18,287	21,259
	141,916	—		141,916	164,979
OTHER RECEIVABLES	1,270	—		1,270	1,476
FUNDED LANDFILL POST-CLOSURE COSTS	6,943	—		6,943	8,071
INTANGIBLES	110,499	—		110,499	128,455
GOODWILL	621,942	—		621,942	723,008
LANDFILL DEVELOPMENT ASSETS	6,500	—		6,500	7,556
DEFERRED FINANCING COSTS	8,988	(8,988)	B	—	—
CAPITAL ASSETS	416,571	(69)	D	416,502	484,184
LANDFILL ASSETS	650,023	(11,712)	D	638,311	742,037
	$1,964,652	$(20,769)		$1,943,883	$2,259,766
LIABILITIES
CURRENT
Accounts payable	$53,997	$—		$53,997	$62,771
Accrued charges	56,264	(781)	C	55,483	64,502
Dividends payable	20,092	—		20,092	23,357
Income taxes payable	5,257	—		5,257	6,111
Deferred revenues	11,894	—		11,894	13,827
Landfill closure and post-closure costs	8,380	—		8,380	9,742
	155,884	(781)		155,103	180,310
LONG-TERM DEBT	654,586	—		654,586	760,956
LANDFILL CLOSURE AND POST-CLOSURE COSTS	63,507	—		63,507	73,827
OTHER LIABILITIES	12,316	—		12,316	14,317
DEFERRED INCOME TAXES	68,256	(3,185)	B	60,771	70,646
		(4,300)	D
	954,549	(8,266)		946,283	1,100,056
EQUITY
NON-CONTROLLING INTEREST	230,146	(2,475)	F	227,671	235,205

SHAREHOLDERS’ EQUITY	779,957	(5,803)	B	769,929	924,505
		781	C
		(7,481)	D
		2,475	F
	1,010,103	(12,503)		997,600	1,159,710
	$1,964,652	$(20,769)		$1,943,883	$2,259,766

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Balance Sheet

December 31, 2008 (in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and in Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars
ASSETS
CURRENT
Cash and cash equivalents	$11,938	$82	A	$12,020	$14,720
Accounts receivable	107,767	—		107,767	131,972
Other receivables	228	—		228	279
Prepaid expenses	19,597	—		19,597	23,998
Restricted cash	82	(82)	A	—	—
	139,612	—		139,612	170,969
OTHER RECEIVABLES	394	—		394	482
FUNDED LANDFILL POST-CLOSURE COSTS	6,115	—		6,115	7,488
INTANGIBLES	119,898	—		119,898	146,827
GOODWILL	617,832	—		617,832	756,597
LANDFILL DEVELOPMENT ASSETS	8,589	—		8,589	10,518
DEFERRED FINANCING COSTS	9,936	(9,936)	B	—	—
CAPITAL ASSETS	408,681	(57)	D	408,624	500,401
LANDFILL ASSETS	621,862	(11,245)	D	610,617	747,761
	$1,932,919	$(21,238)		$1,911,681	$2,341,043
LIABILITIES
CURRENT
Accounts payable	$54,134	$—		$54,134	$66,293
Accrued charges	55,509	(167)	C	55,342	67,769
Dividends payable	2,337	—		2,337	2,862
Income taxes payable	1,387	—		1,387	1,699
Deferred revenues	10,800	—		10,800	13,226
Current portion of long-term debt	38,380	—		38,380	47,000
Landfill closure and post-closure costs	7,210	—		7,210	8,829
	169,757	(167)		169,590	207,678
LONG-TERM DEBT	835,210	—		835,210	1,022,798
LANDFILL CLOSURE AND POST-CLOSURE COSTS	50,857	—		50,857	62,280
OTHER LIABILITIES	15,045	—		15,045	18,424
DEFERRED INCOME TAXES	64,348	(3,545)	B	56,674	69,403
		(4,129)	D
	1,135,217	(7,841)		1,127,376	1,380,583
EQUITY
NON-CONTROLLING INTEREST	230,452	(2,591)	F	227,861	241,339

SHAREHOLDERS’ EQUITY	567,250	(6,391)	B	556,444	719,121
		167	C
		(7,173)	D
		2,591	F
	797,702	(13,397)		784,305	960,460
	$1,932,919	$(21,238)		$1,911,681	$2,341,043

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Statement of Operations and Comprehensive Income (Loss)

For the three months ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and in Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars
REVENUES	$253,700	$—		$253,700	$297,255
EXPENSES
OPERATING	148,597	—		148,597	174,107
SELLING, GENERAL AND ADMINISTRATION	32,600	(567)	C	32,033	37,462
AMORTIZATION	41,154	(266)	D	40,888	47,856
OPERATING INCOME	31,349	833		32,182	37,830
INTEREST ON LONG-TERM DEBT	8,766	(795)	B	8,554	9,958
		583	D
FINANCING COSTS	—	190	B	190	218
NET LOSS ON SALE OF CAPITAL AND LANDFILL ASSETS	19	—		19	28
NET FOREIGN EXCHANGE LOSS	93	—		93	109
NET GAIN ON FINANCIAL INSTRUMENTS	(1,701)	—		(1,701)	(2,073)
CONVERSION COSTS	115	—		115	139
OTHER EXPENSES	35	—		35	41
INCOME BEFORE INCOME TAXES	24,022	855		24,877	29,410
INCOME TAX EXPENSE (RECOVERY)
Current	4,239	—		4,239	5,015
Deferred	4,678	206	B	4,767	5,636
		(117)	D
	8,917	89		9,006	10,651
NET INCOME	15,105	766		15,871	18,759

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	11,792	(120)	B,D	11,672	(60,365)
Commodity swaps designated as cash flow hedges, net of tax	1,467	—		1,467	1,812
COMPREHENSIVE INCOME (LOSS)	$28,364	$646		$29,010	$(39,794)

NET INCOME - CONTROLLING INTEREST	$13,267	$669		$13,936	$16,480
NET INCOME - NON-CONTROLLING INTEREST	$1,838	$97		$1,935	$2,279
COMPREHENSIVE INCOME (LOSS) - CONTROLLING INTEREST	$24,749	$565		$25,314	$(34,187)
COMPREHENSIVE INCOME (LOSS) - NON-CONTROLLING INTEREST	$3,615	$81		$3,696	$(5,607)
Net income per weighted average share, basic	$0.19	$(0.01)		$0.20	$0.23
Net income per weighted average share, diluted	$0.18	$(0.01)		$0.19	$0.23
Weighted average number of shares outstanding (thousands), basic	70,809	(225)		70,584	70,584
Weighted average number of shares outstanding (thousands), diluted	81,946	(225)		81,721	81,721

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Statement of Operations and Comprehensive Income (Loss)

For the six months ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and in Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars
REVENUES	$477,593	$—		$477,593	$576,073
EXPENSES
OPERATING	279,774	—		279,774	337,464
SELLING, GENERAL AND ADMINISTRATION	62,677	(584)	C	62,093	74,896
AMORTIZATION	78,756	(477)	D	78,279	94,420
OPERATING INCOME	56,386	1,061		57,447	69,293
INTEREST ON LONG-TERM DEBT	18,395	(1,545)	B	17,757	21,419
		907	D
FINANCING COSTS	—	498	B	498	601
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(115)	—		(115)	(139)
NET FOREIGN EXCHANGE LOSS	177	—		177	213
NET GAIN ON FINANCIAL INSTRUMENTS	(1,171)	—		(1,171)	(1,413)
CONVERSION COSTS	115	—		115	139
OTHER EXPENSES	65	—		65	78
INCOME BEFORE INCOME TAXES	38,920	1,201		40,121	48,395
INCOME TAX EXPENSE
Current	6,743	—		6,743	8,133
Deferred	7,433	388	B	7,664	9,244
		(157)	D
	14,176	231		14,407	17,377
NET INCOME	24,744	970		25,714	31,018

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	8,172	(76)	B,D	8,096	(35,799)
Commodity swaps designated as cash flow hedges, net of tax	353	—		353	425
COMPREHENSIVE INCOME (LOSS)	$33,269	$894		$34,163	$(4,356)

NET INCOME - CONTROLLING INTEREST	$21,538	$844		$22,382	$26,999
NET INCOME - NON-CONTROLLING INTEREST	$3,206	$126		$3,332	$4,019
COMPREHENSIVE INCOME (LOSS) - CONTROLLING INTEREST	$28,958	$778		$29,736	$(3,788)
COMPREHENSIVE INCOME (LOSS) - NON-CONTROLLING INTEREST	$4,311	$116		$4,427	$(568)
Net income per weighted average share, basic	$0.33	$(0.01)		$0.34	$0.41
Net income per weighted average share, diluted	$0.32	$(0.02)		$0.34	$0.41
Weighted average number of shares outstanding (thousands), basic	65,414	(225)		65,189	65,189
Weighted average number of shares outstanding (thousands), diluted	76,551	(225)		76,326	76,326

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Statement of Operations and Comprehensive Income

For the three months ended June 30, 2008 (unaudited - in thousands of U.S. dollars, except net income per trust unit amounts and where otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars
REVENUES	$277,613	$—		$277,613	$280,262
EXPENSES
OPERATING	168,745	—		168,745	170,351
SELLING, GENERAL AND ADMINISTRATION	31,881	(522)	C	31,359	31,666
AMORTIZATION	45,658	(362)	D	45,296	45,736
OPERATING INCOME	31,329	884		32,213	32,509
INTEREST ON LONG-TERM DEBT	13,015	(1,030)	B	12,569	12,695
		584	D
FINANCING COSTS	—	924	B	924	930
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(126)	—		(126)	(127)
NET FOREIGN EXCHANGE LOSS	1	—		1	—
NET GAIN ON FINANCIAL INSTRUMENTS	(5,485)	—		(5,485)	(5,497)
OTHER EXPENSES	26	—		26	26
INCOME BEFORE INCOME TAXES	23,898	406		24,304	24,482
INCOME TAX EXPENSE
Current	3,015	—		3,015	3,042
Deferred	3,439	31	B	3,485	3,480
		95	C
		(80)	D
	6,454	46		6,500	6,522
NET INCOME	17,444	360		17,804	17,960

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(11,690)	48	B	(11,587)	(5,931)
		55	D
COMPREHENSIVE INCOME	$5,754	$463		$6,217	$12,029

NET INCOME - CONTROLLING INTEREST	$14,616	$302		$14,918	$15,049
NET INCOME - NON-CONTROLLING INTEREST	$2,828	$58		$2,886	$2,911
Net income per weighted average trust unit, basic	$0.25	$0.01		$0.26	$0.26
Net income per weighted average trust unit, diluted	$0.25	$0.01		$0.26	$0.26
Weighted average number of trust units outstanding (thousands), basic	57,569	—		57,569	57,569
Weighted average number of trust units outstanding (thousands), diluted	68,706	—		68,706	68,706

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Statement of Operations and Comprehensive Income

For the six months ended June 30, 2008 (unaudited - in thousands of U.S. dollars, except net income per trust unit amounts and where otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars
REVENUES	$520,962	$—		$520,962	$524,609
EXPENSES
OPERATING	315,292	—		315,292	317,499
SELLING, GENERAL AND ADMINISTRATION	60,408	1,168	C	61,576	62,007
AMORTIZATION	88,369	(670)	D	87,699	88,313
OPERATING INCOME	56,893	(498)		56,395	56,790
INTEREST ON LONG-TERM DEBT	26,744	(1,973)	B	25,888	26,069
		1,117	D
FINANCING COSTS	—	924	B	924	930
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(86)	—		(86)	(87)
NET FOREIGN EXCHANGE GAIN	(620)	—		(620)	(624)
NET LOSS ON FINANCIAL INSTRUMENTS	3,525	—		3,525	3,550
OTHER EXPENSES	57	—		57	57
INCOME BEFORE INCOME TAXES	27,273	(566)		26,707	26,895
INCOME TAX EXPENSE (RECOVERY)
Current	4,836	—		4,836	4,870
Deferred	(6,329)	374	B	(6,364)	(6,409)
		(247)	C
		(162)	D
	(1,493)	(35)		(1,528)	(1,539)
NET INCOME	28,766	(531)		28,235	28,434

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	40,844	(171)	B	40,488	20,041
		(185)	D
COMPREHENSIVE INCOME	$69,610	$(887)		$68,723	$48,475

NET INCOME - CONTROLLING INTEREST	$24,103	$(445)		$23,658	$23,825
NET INCOME - NON-CONTROLLING INTEREST	$4,663	$(86)		$4,577	$4,609
Net income per weighted average trust unit, basic	$0.42	$(0.01)		$0.41	$0.41
Net income per weighted average trust unit, diluted	$0.42	$(0.01)		$0.41	$0.41
Weighted average number of trust units outstanding (thousands), basic	57,569	—		57,569	57,569
Weighted average number of trust units outstanding (thousands), diluted	68,706	—		68,706	68,706

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Statement of Cash Flows

For the thee months ended June 30, 2009 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$15,105	$766		$15,871	$18,759
Items not affecting cash
Restricted share expense	359	—		359	419
Write-off of landfill development assets	77	—		77	93
Accretion of landfill closure and post-closure costs	775	—		775	906
Amortization of intangibles	7,275	—		7,275	8,492
Amortization of capital assets	18,693	—		18,693	21,831
Amortization of landfill assets	15,186	(266)	D	14,920	17,533
Interest on long-term debt (deferred financing costs)	795	(795)	B	—	—
Net loss on sale of capital and landfill assets	19	—		19	28
Net gain on financial instruments	(1,701)	—		(1,701)	(2,073)
Deferred income taxes	4,678	89	B,D	4,767	5,636
Landfill closure and post-closure expenditures	(1,129)	—		(1,129)	(1,314)
Changes in non-cash working capital items	6,324	(567)	C	5,757	18,975
Cash generated from operating activities	66,456	(773)		65,683	89,285
INVESTING
Acquisitions	(20,406)	—		(20,406)	(24,605)
Investment in other receivables	(41)	—		(41)	—
Proceeds from other receivables	113	—		113	131
Funded landfill post-closure costs	(302)	—		(302)	(360)
Purchase of capital assets	(25,181)	7	D	(25,174)	(29,870)
Purchase of landfill assets	(14,036)	576	D	(13,460)	(15,942)
Proceeds from the sale of capital and landfill assets	188	—		188	93
Investment in landfill development assets	(192)	—		(192)	(222)
Cash utilized in investing activities	(59,857)	583		(59,274)	(70,775)
FINANCING
Payment of deferred financing costs	(190)	190	B	—	—
Proceeds from long-term debt	90,365	—		90,365	107,965
Repayment of long-term debt	(218,423)	—		(218,423)	(258,455)
Common shares issued, net of issue costs	138,726	—		138,726	152,579
Purchase of restricted shares	(172)	—		(172)	(207)
Dividends paid to shareholders and participating preferred shareholders	(16,714)	—		(16,714)	(20,085)
Cash utilized in financing activities	(6,408)	190		(6,218)	(18,203)
Effect of reporting currency translation on cash and cash equivalents	1,419	—		1,419	635
NET CASH INFLOW	1,610	—		1,610	942
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,520	—		9,520	11,997
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,130	$—		$11,130	$12,939
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$10,046	$—		$10,046	$11,678
Cash equivalents	1,084	—		1,084	1,261
	$11,130	$—		$11,130	$12,939
Cash paid during the period for:
Income taxes	$2,927	$—		$2,927	$3,545
Interest	$10,102	$—		$10,102	$11,813

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Statement of Cash Flows

For the six months ended June 30, 2009 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$24,744	$970		$25,714	$31,018
Items not affecting cash
Restricted share expense	691	—		691	833
Write-off of landfill development assets	77	—		77	93
Accretion of landfill closure and post-closure costs	1,517	—		1,517	1,830
Amortization of intangibles	14,509	—		14,509	17,501
Amortization of capital assets	37,004	—		37,004	44,634
Amortization of landfill assets	27,243	(477)	D	26,766	32,285
Interest on long-term debt (deferred financing costs)	1,545	(1,545)	B	—	—
Net gain on sale of capital and landfill assets	(115)	—		(115)	(139)
Net gain on financial instruments	(1,171)	—		(1,171)	(1,413)
Deferred income taxes	7,433	231	B,D	7,664	9,244
Landfill closure and post-closure expenditures	(2,355)	—		(2,355)	(2,841)
Changes in non-cash working capital items	4,930	(584)	C	4,346	17,218
Cash generated from operating activities	116,052	(1,405)		114,647	150,263
INVESTING
Acquisitions	(20,640)	—		(20,640)	(24,896)
Restricted cash withdrawals	82	(82)	A	—	—
Investment in other receivables	(1,278)	—		(1,278)	(1,541)
Proceeds from other receivables	225	—		225	271
Funded landfill post-closure costs	(381)	—		(381)	(459)
Purchase of capital assets	(37,840)	7	D	(37,833)	(45,634)
Purchase of landfill assets	(21,874)	900	D	(20,974)	(25,299)
Proceeds from the sale of capital and landfill assets	3,603	—		3,603	4,345
Investment in landfill development assets	(439)	—		(439)	(530)
Cash utilized in investing activities	(78,542)	825		(77,717)	(93,743)
FINANCING
Payment of deferred financing costs	(498)	498	B	—	—
Proceeds from long-term debt	116,774	—		116,774	140,853
Repayment of long-term debt	(346,384)	—		(346,384)	(417,808)
Common shares issued, net of issue costs	209,684	—		209,684	240,945
Purchase of restricted shares	(172)	—		(172)	(207)
Dividends paid to shareholders and participating preferred shareholders	(18,640)	—		(18,640)	(22,483)
Cash utilized in financing activities	(39,236)	498		(38,738)	(58,700)
Effect of reporting currency translation on cash and cash equivalents	918	—		918	399
NET CASH OUTFLOW	(808)	(82)		(890)	(1,781)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,938	82	A	12,020	14,720
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,130	$—		$11,130	$12,939
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$10,046	$—		$10,046	$11,678
Cash equivalents	1,084	—		1,084	1,261
	$11,130	$—		$11,130	$12,939
Cash paid during the period for:
Income taxes	$2,562	$—		$2,562	$3,090
Interest	$19,613	$—		$19,613	$23,657

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Statement of Cash Flows

For the thee months ended June 30, 2008 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$17,444	$360		$17,804	$17,960
Items not affecting cash
Write-off of landfill development assets	188	—		188	191
Accretion of landfill closure and post-closure costs	777	—		777	785
Amortization of intangibles	8,111	—		8,111	8,191
Amortization of capital assets	19,079	(1)	D	19,078	19,267
Amortization of landfill assets	18,468	(361)	D	18,107	18,278
Interest on long-term debt (deferred financing costs)	1,030	(1,030)	B	—	—
Net gain on sale of capital and landfill assets	(126)	—		(126)	(127)
Net gain on financial instruments	(5,485)	—		(5,485)	(5,497)
Deferred income taxes	3,439	46	B,C,D	3,485	3,480
Landfill closure and post-closure expenditures	(379)	—		(379)	(382)
Changes in non-cash working capital items	(6,543)	(522)	C	(7,065)	(7,145)
Cash generated from operating activities	56,003	(1,508)		54,495	55,001
INVESTING
Acquisitions	(35,513)	—		(35,513)	(35,816)
Restricted cash withdrawals	176	(176)	A	—	—
Proceeds from other receivables	230	—		230	232
Funded landfill post-closure costs	(198)	—		(198)	(200)
Purchase of capital assets	(23,846)	—		(23,846)	(24,052)
Purchase of landfill assets	(13,801)	584	D	(13,217)	(13,332)
Proceeds from the sale of capital and landfill assets	458	—		458	462
Investment in landfill development assets	(678)	—		(678)	(686)
Cash utilized in investing activities	(73,172)	408		(72,764)	(73,392)
FINANCING
Payment of deferred financing costs	(924)	924	B	—	—
Proceeds from long-term debt	79,240	—		79,240	79,983
Repayment of long-term debt	(33,432)	—		(33,432)	(33,754)
Common shares issued, net of issue costs	(3)	—		(3)	(3)
Distributions and dividends paid to unitholders and participating preferred shareholders	(30,921)	—		(30,921)	(31,227)
Cash generated from financing activities	13,960	924		14,884	14,999
Effect of reporting currency translation on cash and cash equivalents	257	(2)		255	45
NET CASH OUTFLOW	(2,952)	(178)		(3,130)	(3,347)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16,107	1,005	A	17,112	17,589
CASH AND CASH EQUIVALENTS, END OF PERIOD	$13,155	$827		$13,982	$14,242
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$13,138	$827		$13,965	$14,225
Cash equivalents	17	—		17	17
	$13,155	$827		$13,982	$14,242
Cash paid (received) during the period for:
Income taxes	$8,065	$—		$8,065	$8,125
Interest	$11,308	$—		$11,308	$11,419

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Consolidated Statement of Cash Flows

For the six months ended June 30, 2008 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

	Stated in	Adjustments		Stated in	Stated in
	accordance with	from U.S. to		accordance with	accordance with
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	Canadian GAAP
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$28,766	$(531)		$28,235	$28,434
Items not affecting cash
Write-off of landfill development assets	913	—		913	919
Accretion of landfill closure and post-closure costs	1,555	—		1,555	1,566
Amortization of intangibles	16,113	—		16,113	16,226
Amortization of capital assets	38,297	(1)	D	38,296	38,564
Amortization of landfill assets	33,959	(669)	D	33,290	33,523
Interest on long-term debt (deferred financing costs)	1,973	(1,973)	B	—	—
Net gain on sale of capital and landfill assets	(86)	—		(86)	(87)
Net loss on financial instruments	3,525	—		3,525	3,550
Deferred income taxes	(6,329)	(35)	B,C,D	(6,364)	(6,409)
Landfill closure and post-closure expenditures	(623)	—		(623)	(627)
Changes in non-cash working capital items	(18,769)	1,168	C	(17,601)	(17,724)
Cash generated from operating activities	99,294	(2,041)		97,253	97,935
INVESTING
Acquisitions	(54,488)	—		(54,488)	(54,869)
Restricted cash withdrawals	790	(790)	A	—	—
Proceeds from other receivables	299	—		299	301
Funded landfill post-closure costs	(586)	—		(586)	(590)
Purchase of capital assets	(37,328)	—		(37,328)	(37,589)
Purchase of landfill assets	(22,174)	1,117	D	(21,057)	(21,204)
Proceeds from the sale of capital and landfill assets	541	—		541	545
Investment in landfill development assets	(1,732)	—		(1,732)	(1,744)
Cash utilized in investing activities	(114,678)	327		(114,351)	(115,150)
FINANCING
Payment of deferred financing costs	(924)	924	B	—	—
Proceeds from long-term debt	144,191	—		144,191	145,200
Repayment of long-term debt	(63,924)	—		(63,924)	(64,371)
Trust units issued, net of issue costs	(3)	—		(3)	(3)
Distributions and dividends paid to unitholders and participating preferred shareholders	(62,020)	—		(62,020)	(62,454)
Cash generated from financing activities	17,320	924		18,244	18,372
Effect of reporting currency translation on cash and cash equivalents	(682)	(2)	A	(684)	(274)
NET CASH INFLOW	1,254	(792)		462	883
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,901	1,619	A	13,520	13,359
CASH AND CASH EQUIVALENTS, END OF PERIOD	$13,155	$827		$13,982	$14,242
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$13,138	$827	A	$13,965	$14,225
Cash equivalents	17	—		17	17
	$13,155	$827		$13,982	$14,242
Cash paid during the period for:
Income taxes	$9,424	$—		$9,424	$9,490
Interest	$22,494	$—		$22,494	$22,651

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

The following table reconciles net income reported in accordance with U.S. GAAP to net income reportable in accordance with Canadian GAAP for the three and six month periods ended June 30, 2009 and 2008:

		Three months ended
	Note	2009	2008
Net income in accordance with U.S. GAAP		$15,105	$17,444
Impact on net income of Canadian GAAP adjustments:
Capitalized deferred financing costs, net of income taxes	B	399	75
Share or trust unit based compensation and shares or trust units held in a rabbi trust, net of income taxes	C	567	427
Capitalized interest, net of income taxes	D	(200)	(142)
Net income in accordance with Canadian GAAP		$15,871	$17,804
Basic earnings per share or trust unit in accordance with Canadian GAAP		$0.20	$0.26
Diluted earnings per share or trust unit in accordance with Canadian GAAP		$0.19	$0.26
Weighted average shares or trust units outstanding (thousands), basic		70,584	57,569
Weighted average shares or trust units outstanding (thousands), diluted		81,721	68,706

		Six months ended
	Note	2009	2008
Net income in accordance with U.S. GAAP		$24,744	$28,766
Impact on net income of Canadian GAAP adjustments:
Capitalized deferred financing costs, net of income taxes	B	659	675
Share or trust unit based compensation and shares or trust units held in a rabbi trust, net of income taxes	C	584	(921)
Capitalized interest, net of income taxes	D	(273)	(285)
Net income in accordance with Canadian GAAP		$25,714	$28,235
Basic earnings per share or trust unit in accordance with Canadian GAAP		$0.34	$0.41
Diluted earnings per share or trust unit in accordance with Canadian GAAP		$0.34	$0.41
Weighted average shares or trust units outstanding (thousands), basic		65,189	57,569
Weighted average shares or trust units outstanding (thousands), diluted		76,326	68,706

Reconciliation of U.S. to Canadian GAAP - Notes

A. Restricted cash

Under U.S. GAAP, restricted cash is considered an investment that limits the holders’ ability to utilize such amounts. Under Canadian GAAP, the Company includes restricted cash balances in cash and cash equivalents as its intended use is deemed to be current. In addition, deposits and withdrawals of restricted cash amounts under U.S. GAAP are recorded as an investing activity in the consolidated statement of cash flows. In accordance with the Company’s application of Canadian GAAP, restricted cash amounts were reclassified to cash and cash equivalents on the Company’s consolidated balance sheet. In addition, restricted cash deposits and withdrawals were reclassified from investing activities on the Company’s consolidated statement of cash flows.

B. Capitalization of deferred financing costs

Under U.S. GAAP, costs to secure or amend long-term debt facilities are deferred and amortized over the term of the underlying debt instrument. Under Canadian GAAP, the Company has elected to expense all transaction costs, including those related to long-term debt instruments. To comply with Canadian GAAP, the Company decreased deferred financing costs and equity (deficit, non-controlling interest, and accumulated other comprehensive loss) on its consolidated balance sheet and increased financing costs on its consolidated statement of operations and comprehensive income. Amortization of deferred financing costs recorded to interest expense was also reversed.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

The decrease in deferred financing costs results in a lower accounting versus tax basis and lower deferred income tax liability which is recorded to deferred income tax expense on the Company’s consolidated statement of operations and comprehensive income. In addition, lower deferred financing costs and deferred income tax liability amounts, which are translated to U.S. from Canadian dollars results in a change to the foreign currency translation adjustment amount presented on the Company’s consolidated statement of operations and comprehensive income.

C. Share or trust unit based compensation

Share or trust unit based options

Under U.S. GAAP, stock or trust unit appreciation rights are measured at fair value at the date of grant and remeasured at fair value at each balance sheet date through to the date of settlement. The resulting compensation expense is recorded to selling, general and administration expense. Under Canadian GAAP, share or trust unit options with stock or trust unit appreciation rights, and the related changes thereto, are recorded to selling, general and administration expense when the quoted market price of the share or trust unit exceeds the exercise price of the option.

Shares or trust units held by a rabbi trust

Prior to the conversion of the Fund’s trust structure to a corporation (Note 6), trust units of the Fund acquired for the benefit of the Company’s U.S. long-term incentive plan participants and held in a rabbi trust were classified to Mezzanine Equity. The deferred compensation obligation related to these trust units was recorded to accrued charges due to the redemption feature of the trust units. Increases or decreases to the deferred compensation obligation, resulting from fair value changes in the obligation, were recorded to selling, general and administrative expense. An increase or decrease in accrued compensation obligations resulted in a higher or lower accounting versus tax basis and a higher or lower deferred income tax asset which was recorded to deferred income tax recovery or expense on the Company’s consolidated statement of operations and comprehensive income.

Under Canadian GAAP, trust units of the Fund were recorded to unitholders’ equity. The deferred compensation obligation was also classified to unitholders’ equity and subsequent changes in the fair value of trust units was not recognized in either treasury stock or deferred compensation obligations.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

D. Capitalized interest on capital and landfill assets acquired, constructed or developed over time

Under U.S. GAAP, the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use, including interest. Accordingly, interest costs attributable to the construction and development of certain Company-owned landfills and certain capital assets have been deducted from interest expense and capitalized to the respective asset. Capitalized amounts are amortized over the asset’s intended useful life as set forth in the applicable accounting policy. Under Canadian GAAP, the cost of tangible assets may include capitalized interest costs directly attributable to an asset’s acquisition, construction, or development, prior to the asset’s substantial completion or readiness for use, if the company’s accounting policy is to capitalize interest costs. For the purposes of reporting under Canadian GAAP, the Company has not elected to capitalize interest on tangible assets acquired, constructed or developed over time and has expensed all interest costs incurred.

Under Canadian GAAP, the decrease in recorded landfill and capital asset amounts, resulting from the capitalization of interest net of amortization under U.S. GAAP, results in a lower accounting versus tax basis and lower deferred income tax liability.

E. Shareholders’ or unitholders’ equity and non-controlling interest

Prior to the conversion of the Fund’s trust structure to a corporation (Note 6), trust units were redeemable by their holders at any time. This redemption feature was required for the Fund to retain its Canadian mutual fund trust status. Upon notification of redemption, trust unitholders were entitled to receive a price per trust unit equal to the lesser of: (i) 90% of the average closing market price calculated for the 10 days prior to the date the trust units were surrendered for redemption, and (ii) the closing market price on the date of redemption. In accordance with the Fund’s Declaration of Trust, trust units redeemable for cash, in any given month, was limited to C$50, which could have been waived subject to the discretion of the Fund’s Trustees.

Under U.S. GAAP, issued equity, which was redeemable for cash or other assets and was (a) redeemable at a fixed or determinable price on a fixed or determinable date, (b) redeemable at the option of the holder, or (c) redeemable upon the occurrence of an event that is not solely within the control of the issuer, was classified outside of permanent equity. Accordingly, the Company classified its trust units and participating preferred shares as mezzanine equity and recorded the value of its trust units and participating preferred shares at their maximum redemption amount at each balance sheet date. The increase or decrease resulting from valuing the trust units and participating preferred shares at their maximum redemption amount was recorded to deficit. Further, trust units and participating preferred shares were classified as Mezzanine Equity, where Mezzanine Equity is classified between Liabilities and Equity on the Company’s consolidated balance sheet. In addition, redemption value adjustments were recorded to Mezzanine Equity and were offset by an adjustment to deficit. Participating preferred shares were ultimately redeemable for trust units of the Fund. Under Canadian GAAP, trust units were recorded as unitholders’ equity and participating preferred shares were recorded as non-controlling interest in the mezzanine equity section of the Company’s consolidated balance sheet. The Company’s shares do not contain the same redemption feature as trust units and, accordingly, are not subject to the same accounting treatment. Accordingly, the redemption amount recorded to mezzanine equity has been reclassified to shareholders’ equity and the presentation under U.S. and Canadian GAAP is aligned. Revaluation of mezzanine equity to the date of conversion has created a permanent difference in common shares and deficit between U.S. and Canadian GAAP amounting to $80,731.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

F. Non-controlling interest

Adjustments to non-controlling interest on the Company’s consolidated balance sheet relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B. through D.

G. Deferred income tax assets, liabilities, expense or recovery

Adjustments to deferred income tax assets and liabilities on the Company’s consolidated balance sheet or to deferred income tax expense or recovery on the Company’s consolidated statement of operations and comprehensive income, relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B. through D.

In certain circumstances Canadian GAAP requires the measurement of deferred income tax assets and liabilities applying substantively enacted tax rates or laws. Under U.S. GAAP enacted tax rates or laws are the only measure of a company’s deferred income tax assets and liabilities. There are no significant differences between the Company’s use of substantively enacted versus enacted tax rates and laws. Accordingly, no adjustments have been made in respect of this U.S. to Canadian GAAP difference.

H. Employee future benefits

Under U.S. GAAP, the over or underfunded status of a defined benefit plan is recognized as an asset or liability with the change in funded status recorded through other comprehensive income. Canadian GAAP does not require recognition of the plan’s funded status. Compliance with this U.S. GAAP standard did not have a significant impact on the consolidated financial statements of the Company and accordingly is not reflected in the reconciliation between U.S. and Canadian GAAP.

Equity

The following table presents U.S. to Canadian GAAP reconciliation items which impact various components of shareholders’ equity and non-controlling interest.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

		June 30,	December 31,
	Note	2009	2008
Common shares
Stated in accordance with U.S. GAAP		$1,082,492	$868,248
Permanent difference realized upon conversion	E	80,731	80,731
Stated in accordance with Canadian GAAP		$1,163,223	$948,979

Restricted shares
Stated in accordance with U.S. and Canadian GAAP		$(3,928)	$(3,756)

Treasury shares
Stated in accordance with U.S. and Canadian GAAP		$—	$—

Contributed surplus/paid in capital
Stated in accordance with U.S. and Canadian GAAP		$1,324	$633

Deficit
Stated in accordance with U.S. GAAP		$(216,447)	$(206,971)
Cumulative U.S. to Canadian GAAP differences	B,C,D	(11,739)	(12,583)
Revaluation of trust units and participating preferred shares reclassified to mezzanine equity	E	(80,731)	(80,731)
Stated in accordance with Canadian GAAP		$(308,917)	$(300,285)

Accumulated other comprehensive income
Stated in accordance with U.S. GAAP		$(83,484)	$(90,904)
Cumulative U.S. to Canadian GAAP differences	B,D	1,711	1,777
Stated in accordance with Canadian GAAP		$(81,773)	$(89,127)

Non-controlling interest
Stated in accordance with U.S. GAAP		$230,146	$230,452
Cumulative U.S. to Canadian GAAP differences	F	(2,475)	(2,591)
Stated in accordance with Canadian GAAP		$227,671	$227,861
Equity stated in accordance with Canadian GAAP		$997,600	$784,305

Changes in accounting policy

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) accounting standard Goodwill and Intangibles (section 3064). CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of internally generated goodwill and intangible assets. The adoption of CICA 3064 had no impact on the Company’s financial statements.

Effective January 1, 2009, the Company early adopted CICA accounting standard Business Combinations (section 1582), which replaced Business Combinations (section 1581). This section outlines a variety of changes, including, but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize deferred income tax assets and liabilities and acquisition and related costs as expenses of the period. CICA 1582 has been applied prospectively to all business combinations from January 1, 2009 onward and accordingly its adoption had no effect on previously reported amounts.

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Notes to the Consolidated Financial Statements

For the period ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

Effective January 1, 2009, the Company early adopted CICA accounting standard Consolidated Financial Statements (section 1601), which in combination with CICA 1602, replaces Consolidated Financial Statements (section 1600). CICA 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Adopting this standard had no effect on the Company’s previously reported financial statements.

Effective January 1, 2009, the Company early adopted CICA accounting standard Non-Controlling Interests (section 1602), which in combination with CICA 1601, replaces Consolidated Financial Statements (section 1600). CICA 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This section requires retrospective application with certain exceptions. Adopting CICA 1602 changes the Company’s presentation of non-controlling interests from mezzanine equity to equity on the Company’s consolidated balance sheet. Non-controlling interest is no longer deducted in the determination of net income. Instead, net income and each component of other comprehensive income are attributed to shareholders’ equity and non-controlling interest. Adopting this section affects the Company’s determination of net income presented in the consolidated statement of operations and comprehensive income, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity. The effect of adopting CICA 1602 on previously reported Canadian GAAP and Canadian dollar amounts for the period and six months ended June 30, 2009 is as follows:

Consolidated Balance Sheets

	December 31,
	2008 - as	Change in	December 31,
	previously	accounting	2008 -
	reported	policy	restated
Mezzanine equity
Non-controlling interest	$241,339	$(241,339)	$—
Equity
Non-controlling interest	$—	$241,339	$241,339

Consolidated Statements of Operations and Comprehensive Income

	Six months
	ended June 30,		Six months
	2008 - as	Change in	ended June 30,
	previously	accounting	2008 -
	reported	policy	restated
Non-controlling interest	$4,609	$(4,609)	$—
Net income	$23,825	$4,609	$28,434

Consolidated Statements of Cash Flows

	Six months
	ended June 30,		Six months
	2008 - as	Change in	ended June 30,
	previously	accounting	2008 -
	reported	policy	restated
Net income	$23,825	$4,609	$28,434
Non-controlling interest	$4,609	$(4,609)	$—